                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
         SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               EYE DYNAMICS, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Nevada                                      88-0249812
-------------------------------                   -------------------
(State or other jurisdiction of                      IRS Employer
incorporation or organization)                    Identification No.)


2301 West 205th Street, Torrance, CA                     90501
----------------------------------------               ---------
(Address of principal executive offices)              (Zip Code)

Issuer's telephone number, including area code (310) 328-0477
-------------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered

None                                           N/A
----------------------------------             -----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
-----------------------------------------------------------------------------
(Title of class)

EYE DYNAMICS, INC.
2301 205th St., Suite 106
Torrance, CA 90501



DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.



CHARLES E. PHILLIPS                       PRESIDENT, TREASURER AND DIRECTOR

RONALD A. WALDORF                         VICE PRESIDENT, SECRETARY AND DIRECTOR

BARBARA J. MAUCH                          PRODUCT DEVELOPMENT ENGINEER &
                                             SHAREHOLDER

ARNOLD D. KAY                             DIRECTOR

EYE DYNAMICS, INC.
2301 205th St., Suite 106
Torrance, CA 90501



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.



                                      SHARES OF
                                      COMMON STOCK
STOCKHOLDER                           NUMBER OF SHARES                %
-----------                           ----------------              ----
RONALD A. WALDORF                     1,786,315                     19.6
CHARLES E. PHILLIPS                   2,362,489                     26
BARBARA J. MAUCH                      1,292,594                     14.2

EYE DYNAMICS, INC.
2301 205th St., Suite 106
Torrance, CA 90501

CORPORATE PROFILE

Listing Exchange:          OTC/Bulletin Board
Trading Symbol:            EYDY

Description of business

1. The company

         Eye Dynamics, Inc.(EDI) was founded in 1989 as a public company. In 1991, it acquired OculoKinetics, a private corporation, who had developed proprietary and patented devices with the objective of quickly, accurately and non-invasively revealing information regarding eye movements and pupil reactions that heretofore had not been available. The result of this development effort are three product categories targeted at the medical market for neurological diagnostic purposes, the corporate market for performance testing of employees and the parole, probation and corrections market for impairment detection of subjects.

2. The Products

         All the products share in a modular concept for efficiency in manufacturing. The products are PC Computer based with specialized and proprietary hardware and embedded firmware. The common element of the three is the viewport, where the individual being tested peers into a dark environment. The medical product is more complex because it includes a goggle assembly that the patient wears. It is lightweight and uses microminiature video cameras. The goggle is an essential instrument because certain of the ENG tests require the patients to move their heads and often to recline on an examining table.

         Common to operation of all the products is the use of infrared sensitive CCD video cameras that provide a bright video image even though the person being tested sees nothing but a small stimulus or tracking light amid complete darkness.

A. Medical Product

         For the medical market, The House InfraRed/Video ENG System is the first major technological improvement in over 40 years for this standard medical testing method. Eletronystagmographic (ENG) testing is a standard medical procedure used in assessing problems of the balance system of patients. This method provides enhanced diagnostic information for the medical practitioner to use for his final diagnosis of the patient's problem. The FDA granted approval in 1994 to market this product.

         Clinical evaluation and development of the system was done in conjunction with the prestigious "House Ear Institute" in Los Angeles, California. The House Ear Institute has given the Company permission to use "The House" name when describing the product and in promotional materials.

B. Performance Testing

         Primary model for the corporate sector is the EPS-100 Performance System. This model is an evaluation product that is in the forefront of assessing worker performance and impairment while on the job.

         Impaired performance of employees can be the result of many factors. While substance (drug and alcohol) abuse receives the most media attention, the truth is that Billions of Dollars are lost annually due to worker impairment caused by other factors such as legal and/or over the counter medications, stress, fatigue, and illness. Workers with security of safety sensitive jobs are the principal targets for this product.

C. Probation, Parole & Corrections

         The corrections industry uses the EPS-100 Performance System for detection of impairment and its use can substantially reduce the cost of urine based drug testing. Urine drug testing is a 1980's technology. Eye Dynamics' impairment detection system is for the 90's and on into the next millennium.

         A model for Law Enforcement is the EM/1 Eye Observation System. This model provides the testing officer with video images and documentation of eye movements and pupillary reactions that is videotaped and can be utilized as evidence in court proceedings.

3. Market Strategy

         The company has completed development and has commenced its marketing program through distributors, dealers and commission representatives. For the medical product, the Food and Drug Administration (FDA) gave approval to market it starting in 1994.

         The combination of three markets in which to sell products offers less risk than if only one market were to be approached. The proprietary technology and patents are similar for the three product lines. This multiple use of our core, patented technology indicates efficient use of proprietary assets.

A. Medical Market

         The medical market is mature, as are the ENG diagnostic procedures used. Eye Dynamics brings a new way of testing to an established process. It is estimated that over 3 million ENG tests are done every year in the United States for the analysis by neurologists, ear nose & throat specialists and neuro-opthalmologists. It is not known how many are done in foreign countries, but it is substantial. ENG tests are a standard diagnostic procedure and are insurance billable; this provides a ready market for the Company's improved and upgraded methodology.

         The House InfraRed/Video ENG System eliminates the use of electrodes that are affixed to the patient's skin around the periphery of the eyes. The use of the Company's product discontinues an invasive procedure and still enhances the information that is gathered and provided to the medical practitioner for analysis. By videotaping the eye movement tests, the physician can review the test over and over instead of relying on only graphic tracings on which to base his findings.

B. Performance Testing

         Performance testing of workers is growing in popularity, though the market is still in its early stages. Drug testing itself is a very large market, but there is growing concern that drug testing, as it is presently done, does not necessarily address the principals of safety and productivity in the workplace. Whereas, performance testing of workers does address current performance of the workers and provides immediate knowledge of results of the test. The EDI EPS-100 Performance System is targeted directly at this need.

         Costs are substantial for businesses with impaired workers and are reflected in low productivity, accidents, higher worker's compensation insurance costs, equipment and merchandise damage as well as rising liability insurance premiums.

         *        More than 10% of employees are impaired while working.

         * Average impaired employee costs a company $7,000 each year.

         * The average cost of a workplace injury is estimated to be $16,800.

         * A U.S. Bureau of Labor Statistics report indicates there were 8.3 occupational injuries per 100 full-time private sector employees.

         This is why the Performance Testing marketplace is gaining in popularity and represents a long term, large growth opportunity for the Company.

C. Probation, Parole & Corrections

         The Corrections Industry uses the EPS-100 Performance System for detection of impairment as a screening test to see if urine drug testing needs to be done. Most urine drug tests are negative (about 90%) and thus are very costly. The EPS-100 test is substantially less expensive than a urine screen and can eliminate the urine est if the EPS-100 test is passed. Only the FAILED EPS-100 tests will go on to a urine screen, thus a large savings to the user of the EPS-100 System.

         Law enforcement agencies, for many years, have used eye movements and pupillary reactions as part of the Standardized Field Sobriety Test (SFST). The Company's product, the EM/1 Eye observation System, provides a trained officer with improved methods of viewing the eye movements and pupillary reactions and videotaping these eye signs as evidence for use in court proceedings. Eye Dynamics provides a better and more productive way to observe and document the eye and pupil tests than are currently being used in law enforcement.

         Law enforcement is using more video taping tools to increase their credibility as well as productivity. The Company's products are well positioned to capture its share of the probation, parole, corrections and the law enforcement markets.

4. Patents & Proprietary Protection

         EDI owns one U.S. patent, has a worldwide license for another U.S. patent and related technology, plus rights to eleven issued or pending foreign patents. Also, software for the products is copyright protected and is fully owned by EDI.


Market for Common Equity

         Listing Exchange:                           OTC/Bulletin Board

         Trading Symbol:                             EYDY

         Authorized Shares:                          50,000,000 Common Stock

         Issued & Outstanding:                       9,095,960

         Restricted:                                 6,638,363

         Float (Approx.):                            2,457,597

         Dividends:                                  None Since Inception

                        EYE DYNAMICS, INC. AND SUBSIDIARY

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997




                          INDEX TO FINANCIAL STATEMENTS


INDEPENDENT AUDITOR'S REPORT..................................................F1

CONSOLIDATED BALANCE SHEETS................................................F2-F3

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT.................F4

COST OF SALES.................................................................F5

OPERATING EXPENSES............................................................F6

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY....................F7

CONSOLIDATED STATEMENTS OF CASH FLOWS.........................................F8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................F9-F15

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and stockholders of Eye Dynamics, Inc.

I have audited the accompanying consolidated balance sheets of Eye Dynamics, Inc. (a Nevada corporation) and its subsidiary, Oculokinetics, Inc.(a California corporation), as of December 31, 1998 and 1997, and the related consolidated statements of operations and accumulated deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits have a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of Eye Dynamics, Inc. and its subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company's deficit in stockholders' equity and working capital raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Pasadena, CA
February 12, 1999

                                                                              F1

                         EYE DYNAMICS, INC. & SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997


                                     ASSETS
                                                1998          1997
                                            ------------  ------------
Current Assets
  Cash                                      $    36,452   $     4,361
  Account Receivables (Note 2)                  128,870        32,708
  Inventories (Note 2 & 3)                      111,513        91,934
                                            ------------  ------------

    Total Current Assets                        276,835       129,003
                                            ------------  ------------

Property and Equipment (Note 2)
  Furniture and Fixtures                          1,432         1,432
  Equipment - Telemed                            12,632        10,729
                                            ------------  ------------
                                                 14,064        12,161
  Less: Accumulated Depreciation                 (5,015)       (2,679)
                                            ------------  ------------

    Total Property and Equipment                  9,049         9,482
                                            ------------  ------------

Other Assets
  Organizational Costs, net of accumulated
   amortization of $4,858                             0             0
  Deposits                                        6,141           659
                                            ------------  ------------

    Total Other Assets                            6,141           659
                                            ------------  ------------

TOTAL ASSETS                                $   292,025   $   139,144
                                            ============  ============

             See accompanying notes and independent auditor's report
                                                                              F2

                         EYE DYNAMICS, INC. & SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                                                1998          1997
                                            ------------  ------------
Current Liabilities
  Accounts Payable                          $    92,528   $    63,019
  Accrued Expenses                              255,601       173,629
  Consigned Inventory (Note 6)                   61,500        61,500
  Line of Credit (Note 4)                        45,013             0
  Notes Payable, current Portion (Note 5)       430,191        80,274
                                            ------------  ------------

    Total Current Liabilities                   884,833       378,422
                                            ------------  ------------

Long-Term Liabilities
  Long-term debt (Note 5)                             0       350,000
                                            ------------  ------------

    Total Liabilities                           884,833       728,422
                                            ------------  ------------

Stockholders' Equity (Deficit)
  Common Stock, $.001 par value, 50,000,000
   shares authorized; 8,300,627 shares issued
   and outstanding in 1998, and 7,329,194 in
   1997                                           8,300         7,329
  Paid-in Capital                             2,333,027     2,302,027
  Accumulated Deficit                        (2,934,135)   (2,898,634)
                                            ------------  ------------

    Total Stockholders' Equity (Deficit)       (592,808)     (589,278)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)                            $   292,025   $   139,144
                                            ============  ============


             See accompanying notes and independent auditor's report
                                                                              F3

                         EYE DYNAMICS, INC. & SUBSIDIARY
          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                     Years ended December 31, 1998 and 1997


                                                1998          1997
                                            ------------  ------------

SALES                                       $   679,540   $   436,270

COST OF SALES - SCHEDULE A                      392,303       228,487
                                            ------------  ------------

GROSS PROFIT                                    287,237       207,783

OPERATING EXPENSES - SCHEDULE B                 184,146       123,219
                                            ------------  ------------

INCOME (LOSS) FROM OPERATIONS                   103,091        84,564
                                            ------------  ------------

OTHER INCOME (EXPENSES)
  Interest Income                                     -             3
  Cash Discounts                                 (7,839)       (6,137)
  Depreciation                                   (2,336)       (1,247)
  Late Charges and Penalties                       (132)         (140)
  Officer's Salaries                            (90,400)      (35,417)
  Interest Expenses                             (36,285)      (36,633)
                                            ------------  ------------

    Total Other Income (Expenses)              (136,992)      (79,571)
                                            ------------  ------------

NET INCOME (LOSS) BEFORE TAXES                  (33,901)        4,993

PROVISION FOR INCOME TAXES                        1,600         1,600
                                            ------------  ------------

NET INCOME (LOSS)                               (35,501)        3,393

ACCUMULATED DEFICITS
  Beginning Balance                          (2,898,634)   (2,910,187)
  Prior Year Adjustment (Note 11)                     -         8,160
                                            ------------  ------------

  Ending Balance (Deficit)                  $(2,934,135)  $(2,898,634)
                                            ============  ============



             See accompanying notes and independent auditor's report
                                                                              F4

                         EYE DYNAMICS, INC. & SUBSIDIARY
                                  COST OF SALES
                     Years ended December 31, 1998 and 1997


                                   SCHEDULE A

COST OF SALES                                   1998          1997
                                            ------------  ------------
  Beginning Inventory                       $    91,934   $    91,266
  Purchases                                     320,919       214,246
  Labors & Commissions                           86,972        12,215
  Other Overhead Costs                            3,991         2,694
                                            ------------  ------------
                                                503,816       320,421
  Less: Ending Inventory                        111,513        91,934
                                            ------------  ------------

    Total Cost of Sales                     $   392,303   $   228,487
                                            ============  ============




             See accompanying notes and independent auditor's report
                                                                              F5

                         EYE DYNAMICS, INC. & SUBSIDIARY
                               OPERATING EXPENSES
                     Years ended December 31, 1998 and 1997


                                   SCHEDULE B

OPERATING EXPENSES                              1998          1997
                                            ------------  ------------
  Accounting                                $     6,300   $     6,500
  Advertising                                         -           378
  Answering Service                                   -           198
  Automobile                                      4,200         4,200
  Bad Debts                                       3,568         1,450
  Bank Charge                                       407             3
  Billing Service                                 1,006             -
  Commissions                                    21,848         2,400
  Contract Services                                   -        12,817
  Dues and Subscriptions                            390           339
  Equipment Lease and Rental                      1,320         1,412
  Freight                                        12,205           613
  Insurance                                       4,649         7,993
  Legal and Professional                         24,921        22,008
  Licenses & Regulatory Fees                      1,983         1,866
  Meals and Entertainment                            44             -
  Miscellaneous                                      21           401
  Office Supplies                                11,888         6,510
  Payroll Taxes                                  10,815         5,633
  Postage and Stationeries                        4,045         2,313
  Printing and Collateral                         3,721         4,474
  Rent                                           10,416         7,278
  Repair and Maintenance                            208           369
  Royalty                                         1,000             -
  Sales Promotion & Public Relations                475         1,681
  Salaries and Wages                             10,963        17,521
  Shows and Exhibits                              6,500             -
  Subcontractor and Outside Services                  -         5,353
  Supplies                                        7,626         3,987
  Taxes - Other                                     168            21
  Telephone                                       9,134         2,293
  Travel                                         23,457         2,349
  Utilities                                         868           859
                                            ------------  ------------

    Total Operating Expenses                $   184,146   $   123,219
                                            ============  ============


             See accompanying notes and independent auditor's report
                                                                              F6


                                          EYE DYNAMICS, INC. & SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                       Years ended December 31, 1998 and 1997

                                 COMMON STOCK      PAID-IN      ACCUMULATED
                              SHARES     AMOUNT    CAPITAL        DEFICIT      TOTAL
                              -----------------------------------------------------------
Balance at December 31, 1996  6,498,860  $ 6,499   $2,282,077   $(2,910,187)   $(621,611)

Prior year adjustment                                                 8,160        8,160
                              -----------------------------------------------------------

Adjusted balance              6,498,860  $ 6,499   $2,282,077   $(2,902,027)   $(613,451)

Issuance stock for salaries     703,334      703       19,950                     20,653

Issuance stock for
 Professional Fees              127,000      127                                     127

Net income                                                            3,393        3,393
                              -----------------------------------------------------------

Balance at December 31, 1997  7,329,194  $ 7,329   $2,302,027   $(2,898,634)   $(589,278)

Issuance stock for salaries     400,000      400                                     400

Issuance stock for consulting   321,433      321                                     321

Issuance stock for cash         250,000      250       31,000                     31,250

Net loss                                                            (35,501)     (35,501)
                              -----------------------------------------------------------

Balance at December 31, 1998  8,300,627   $8,300   $2,333,027   $(2,934,135)   $(592,808)
                              ===========================================================



             See accompanying notes and independent auditor's report
                                                                              F7

                         EYE DYNAMICS, INC. & SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                1998          1997
                                            ------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                         $   (35,501)  $     3,393
  Adjustments to reconcile net loss to net
   cash provided by operating activities
   Depreciation                                   2,336         1,247
   Prior year adjustments                             -         8,160
   Issuance stocks for Salaries                     400        20,653
   Issuance stocks for Professional Fees              -           127
   Issuance stocks for Consulting Fees              321             -
   (Increase) Decrease in:
      Accounts Receivable                       (96,162)      (31,474)
      Inventories                               (19,579)         (668)
      Deposits                                   (5,482)            -
   Increase (Decrease) in:
      Accounts Payable                           29,509         2,720
      Accrued Expenses                           81,972        25,314
      Consigned Inventory                             -       (20,500)
                                            ------------  ------------

NET CASH PROVIDED (USED) BY OPERATING
 ACTIVITIES                                     (42,186)        8,972
                                            ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Equipment                          (1,903)      (10,729)
                                            ------------  ------------

NET CASH (USED) BY INVESTING ACTIVITIES          (1,903)      (10,729)
                                            ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuing common stock             31,250             -
  Proceeds from Line of Credit                   45,013             -
  Payments to Officers' Loans                       (83)         (137)
                                            ------------  ------------

NET CASH PROVIDED (USED) BY FINANCING
 ACTIVITIES                                      76,180          (137)
                                            ------------  ------------

NET INCREASE (DECREASE) IN CASH                  32,091        (1,894)

BEGINNING OF YEAR                                 4,361         6,255
                                            ------------  ------------

END OF YEAR                                 $    36,452   $     4,361
                                            ============  ============

SUPPLEMENTAL DISCLOSURES:
  Cash Paid During the Year For:
     Interest                               $         0   $         0
                                            ============  ============

     Income Tax                             $     1,600   $     1,600
                                            ============  ============



             See accompanying notes and independent auditor's report
                                                                              F8

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years ended December 31, 1998 and 1997


NOTE 1 - GENERAL

Eye Dynamics, Inc. ("the Company") was formed under the laws of Nevada on August 7, 1989 under the name Petro Plex, Inc. and adopted later as Drug Detection Systems, Inc. The Company changed its name to Eye Dynamics, Inc. and became a California foreign corporation on November 2, 1992.

Eye Dynamics, Inc. is a medical technology and information services company engaged in research, development and marketing of non-invasive medical data analysis, software, and medical information services of disease risk assessment and patient management.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Oculokinetics, Inc. (a California corporation), after elimination of all material intercompany accounts and transactions.

Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 1998 and 1997, there were no cash equivalents.

The Company prepares its consolidated statements of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95.


                                                                              F9

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years ended December 31, 1998 and 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company has not established an allowance for doubtful accounts and does not use reserve method for recognizing bad debts. Bad debts are treated as direct write-offs in the period management determines that collection is not probable. Bad debt expense totalled $3,568 and $1,450 for years ended December 31, 1998 and 1997, respectively.

Inventories

Costs incurred for materials, technology and shipping are capitalized as inventories and charged to cost of sales when revenue is recognized.

Inventories consist of finished goods and are stated at the lower of cost or market, using the first-in, first-out method.

Property and Equipment

Property and Equipment are valued at cost. Maintenance and repair costs are charged to expenses as incurred. Depreciation is computed on the straight-line method based on the estimated useful lives of the assets. Depreciation expense was $2,336 and $1,247 for 1998 and 1997, respectively.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company accounts income taxes in accordance with Financial Accounting standards Board Statement No. 109.

Reclassification

Certain reclassification have been made to the 1997 consolidated financial statements to conform with the 1998 consolidated financial statement presentation. Such reclassification had no effect on net loss as previously reported.


                                                                             F10

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years ended December 31, 1998 and 1997


NOTE 3 - INVENTORIES

As of December 31, 1998 and 1997, inventories consisted of the following:

                                            1998          1997
                                        ------------  -----------
  Finished Goods                        $    60,263   $    30,434
  Consigned for TESA (See Note 5)            51,250        61,500
                                        ------------  -----------

    Total                               $   111,513   $    91,934
                                        ============  ===========


NOTE 4 - LINE OF CREDIT

In 1998, the Company established a $65,000 operating line of credit with Wells Fargo Bank at the bank's prime rate plus 2.75%. This line of credit is payable on demand and is secured by all assets of the Company. As of December 31, 1998, the balance due was $45,013.


NOTE 5 - NOTES PAYABLE
                                                           1998          1997
                                                       ------------  -----------
a.)Notes to Officers, interest at 10%,
   accrued semi-monthly; due 60 days
   after dates of notes; unsecured                     $   23,470    $   23,553

b.)Notes to Others, interest at 12%,
   due on demand, unsecured                                10,000        10,000

c.)Note to TESA Corporation, interest
   at 7% payable on maturity date,
   December 31, 1999; maturing 11% of
   gross revenues, collateralized by
   accounts receivable, inventories,
   patents and a licensing agreement                      396,721       396,721

Total                                                     430,191       430,274

Less current maturities                                   430,191        80,274
                                                       -----------   -----------

Long-term debt, net                                    $        0    $  350,000
                                                       ============  ===========




                                                                             F11

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years ended December 31, 1998 and 1997


NOTE 6 - SETTLEMENT AGREEMENT AND MUTUAL RELEASE

On December 29, 1993, the Company entered into a settlement agreement and mutual release with TESA Corporation, a former distributor. The agreement provided a payment of $400,000 with simple interest at 7% per annum, payable on or before December 31, 1999. The note principal is payable in monthly installments of 11% of gross revenue on the sales(See Note 5). As of December 31, 1998 and 1997, interest of $139,991 and $111,995 was accrued and no principal payments were made, respectively.

The agreement also provides a payment of $10,250 for each of the first nine product units sold after the agreement as compensations for repurchased units. The balance of these consigned inventory was $51,250 in 1998 and $61,500 in 1997.


NOTE 7 - INCOME TAXES

The Company files separate federal and state income tax returns with its subsidiary.

Provision for income taxes in the consolidated statements of operations for years ended December 31, 1998 and 1997 consist of $1,600 minimum state income taxes in each year, $800 for each corporation.

The Company has net operating loss carryforwards of $461,761 to reduce future taxable income. The subsidiary has NOL carryforwards of $1,479,644. To the extent not utilized, both carryforwards will begin to expire through 2012.


NOTE 8 - STOCKS OPTIONS

In December, 1996, the Company granted 300,000 shares of stock purchase options to principals of Impairment Detection Services, Ltd., as compensation for rescission of Distributor and Preferred Manufacturer Agreements dated on March 8, 1996. The options are exercisable at $0.20 per share and expire on December 20, 1999.

In addition, the Company had 3,250,000 outstanding stock options at various exercise prices and expiration dates. A summary of options outstanding as of December 31, 1998 is shown as follows:




                                                                             F12

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years ended December 31, 1998 and 1997


NOTE 8 - STOCKS OPTIONS (Continued)

           Exercise      No. of shares      Expiration
            Price         Outstanding          Date
          ---------      -------------      ----------
          $.20               300,000          12/1999
          $.10               400,000           1/2000
          $.125              750,000          11/2001
          $.25             1,000,000          11/2001
          $.375            1,000,000          11/2001
          $.001              100,000          11/2001
                         -------------
                           3,550,000
                         ============


NOTE 9 - RELATED PARTY TRANSACTIONS

In 1998, the Company issued 721,433 shares of stock at par value for officers' salaries and consulting fees.

In 1997, the Company converted $105,500 salaries into equity, by issuing 703,334 shares of stocks at $0.15 per share, for full consideration of such debt. In addition, 127,000 shares of stock were issued at par value, totalled of $127, for professional fees.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

Distribution Agreement

In 1992, the Company entered into a three year distribution agreement with JEDMED Instrument Company. The three year time period commenced ninety days after FDA approval to market the House InfraRed/Video ENG System ("Product") was received. Under the agreement, JEDMED has exclusive rights to market the Product worldwide.

In July 1998, the Company invoked its privilege and terminated the agreement with JEDMED. Subsequent to July, 1998, the Company has been selling the products directly to end users and through Special Instrument Dealers throughout the United States.

Employment Agreements

The Company has employment agreements with two officers that provide for aggregate annual compensation of $160,000 in 1998. The agreements are automatically renewed year to year. The agreements may be terminated by the Company or the officers with notice 60 days prior to any expiration date.

                                                                             F13

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years ended December 31, 1998 and 1997


NOTE 10 - COMMITMENTS AND CONTINGENCIES (Continued)

Lease Commitments

The Company leases its office facilities for $710 per month. The lease expires April 1999. Rent expense totaled $10,416 and $7,278 for 1998 and 1997, respectively.

The Company leases various office equipments at $141 per month which commence to expire in 1999.

As of December 31, 1998, the minimum commitments under these leases are $2,950.


NOTE 11 - PRIOR YEARS ADJUSTMENT

The Company had a credit of its legal fees of $8,160 in 1997. This adjustment resulted in an increase of previously reported Retained Earnings for year ended December 31, 1996. This error has no effect on years of 1998 nor 1997.


NOTE 12 - GOING CONCERN

The accompanying consolidated financial statements are presented on the basis that the Companies are going concerns. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying consolidated financial statements, As of December 31, 1998, the Company has accumulated deficit of $2,934,135, a stockholders' deficit of $592,808 and its current liabilities exceed current assets by $607,998.

Management is currently involved in active negotiations to obtain additional financing and actively increasing marketing efforts to increase revenues. The Company continued existence depends on its ability to meet its financing requirements and the success of its future operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.







                                                                             F14

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years ended December 31, 1998 and 1997


NOTE 13 - YEAR 2000

The Company believes that it has identified each of its computer systems that will require modifications to enable it to perform satisfactorily on and after January 1, 2000. The financial impact of making such modifications to the Company's systems is not expected to be material to the Company's financial position or results of operations. In addition, the Company is currently corresponding with vendors that provide products and systems to the Company in order to determine if such products and systems will be required to be upgraded or replaced. Although management believes the Company has an adequate program in place to address the year 2000 issue, the costs of upgrades to, or replacements of, its purchased products or systems has not been determined and there can be no assurance that the program will ultimately be successful.

                                                                             F15

                        EYE DYNAMICS, INC. AND SUBSIDIARY

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998




                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS.............................................F16-F17

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT...............F18

COST OF SALES...............................................................F19

OPERATING EXPENSES..........................................................F20

CONSOLIDATED STATEMENTS OF CASH FLOWS.......................................F21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............................F22-F26

                         EYE DYNAMICS, INC. & SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


                                     ASSETS

                                                        June 30,    December 31,
                                                         1999           1998
                                                     ------------   ------------
Current Assets
  Cash                                               $    66,426    $    36,452
  Account Receivables                                     97,530        128,870
  Inventories                                            115,169        111,513
                                                     ------------   ------------

    Total Current Assets                                 279,125        276,835
                                                     ------------   ------------

Property and Equipment
  Furniture and Fixtures                                   1,432          1,432
  Equipment - Telemed                                     12,632         12,632
                                                     ------------   ------------
                                                          14,064         14,064
  Less: Accumulated Depreciation                          (6,279)        (5,015)
                                                     ------------   ------------

    Total Property and Equipment                           7,785          9,049
                                                     ------------   ------------

Other Assets
  Organizational Costs, net of accumulated
   amortization of $4,858                                      0              0
  Deposits                                                 5,835          6,141
                                                     ------------   ------------

    Total Other Assets                                     5,835          6,141
                                                     ------------   ------------

TOTAL ASSETS                                         $   292,745    $   292,025
                                                     ============   ============

                                                                             F16

                         EYE DYNAMICS, INC. & SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                       June 30,     December 31,
                                                         1999           1998
                                                     ------------   ------------
Current Liabilities
  Accounts Payable                                   $    52,991    $    92,528
  Accrued Expenses                                       235,064        255,601
  Consigned Inventory                                     61,500         61,500
  Deposit from Shareholders                               55,000              -
  Line of Credit                                           4,995         45,013
  Notes Payable, current Portion                         430,191        430,191
                                                     ------------   ------------

    Total Current Liabilities                            839,741        884,833
                                                     ------------   ------------

Long-Term Liabilities
  Long-term debt                                               0              0
                                                     ------------   ------------

    Total Liabilities                                    839,741        884,833
                                                     ------------   ------------

Stockholders' Equity (Deficit)
  Common Stock, $.001 par value, 50,000,000
   shares authorized; 9,095,960 shares
   issued and outstanding in 1999, and
   8,300,627 in 1998                                       9,096          8,300
  Paid-in Capital                                      2,471,314      2,333,027
  Accumulated Deficit                                 (3,027,406)    (2,934,135)
                                                     ------------   ------------

    Total Stockholders' Equity (Deficit)                (546,996)      (592,808)
                                                     ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)                                     $   292,745    $   292,025
                                                     ============   ============

                                                                             F17


                                    EYE DYNAMICS, INC. & SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                                              (Unaudited)

                                                THREE MONTHS ENDED            SIX MONTHS ENDED
                                                     JUNE 30,                     JUNE 30,
                                                 1999         1998           1999         1998
                                             ------------ ------------   ------------ ------------
SALES                                        $   176,787  $    82,755    $   341,205  $   204,744

COST OF SALES - SCHEDULE A                        92,562       45,428        165,295      108,551
                                             ------------ ------------   ------------ ------------

GROSS PROFIT                                      84,225       37,326        175,910       96,192

OPERATING EXPENSES - SCHEDULE B                  133,974       43,650        191,563       91,443
                                             ------------ ------------   ------------ ------------

INCOME (LOSS) FROM OPERATIONS                    (49,749)      (6,324)       (15,653)       4,749
                                             ------------ ------------   ------------ ------------

OTHER INCOME (EXPENSES)
  Cash Discounts                                       -       (1,773)          (876)      (5,637)
  Depreciation                                      (632)        (584)        (1,264)      (1,168)
  Late Charges and Penalties                         (94)           -            (94)        (132)
  Officer's Salaries                             (27,000)     (22,500)       (54,000)     (45,000)
  Interest Expenses                               (9,486)      (9,007)       (19,784)     (17,972)
                                             ------------ ------------   ------------ ------------

    Total Other Income (Expenses)                (37,212)     (33,864)       (76,018)     (69,909)
                                             ------------ ------------   ------------ ------------

NET INCOME (LOSS) BEFORE TAXES                   (86,961)     (40,188)       (91,671)     (65,160)

PROVISION FOR INCOME TAXES                             -            -          1,600        1,600
                                             ------------ ------------   ------------ ------------

NET INCOME (LOSS)                                (86,961)     (40,188)       (93,271)     (66,760)

ACCUMULATED DEFICIT
  Beginning Balance                           (2,940,445)  (2,925,206)    (2,934,135)  (2,898,634)
                                             ------------ ------------   ------------ ------------

  Ending Balance                             $(3,027,406) $(2,965,394)   $(3,027,406) $(2,965,394)
                                             ============ ============   ============ ============

EARNINGS (LOSS) PER SHARE                    $   (0.0096) $   (0.0055)   $   (0.0105) $   (0.0091)
                                             ============ ============   ============ ============

WEIGHTED AVERAGE SHARES
 OUTSTANDING                                   9,095,960    7,329,194      8,864,960    7,329,194
                                             ============ ============   ============ ============


                                                                             F18

                                   EYE DYNAMICS, INC. & SUBSIDIARY
                                            COST OF SALES
                                             (Unaudited)

                                         SCHEDULE A

                                     THREE MONTHS ENDED            SIX MONTHS ENDED
                                          JUNE 30,                     JUNE 30,
COST OF SALES                         1999         1998           1999         1998
                                   ----------   ----------     ----------   ----------
  Beginning Inventory              $ 109,618    $  79,059      $ 111,513    $  91,934
  Purchases                           69,409       48,568        128,416       92,114
  Labors & Commissions                28,198        2,805         39,820        9,507
  Other Overhead Costs                   506        2,222            715        2,222
                                   ----------   ----------     ----------   ----------
                                     207,731      132,654        280,464      195,777
  Less: Ending Inventory             115,169       87,226        115,169       87,226
                                   ----------   ----------     ----------   ----------

    Total Cost of Sales            $  92,562    $  45,428      $ 165,295    $ 108,551
                                   ==========   ==========     ==========   ==========


                                                                             F19

                                           EYE DYNAMICS, INC. & SUBSIDIARY
                                                 OPERATING EXPENSES
                                                     (Unaudited)

                                                     SCHEDULE B

                                           THREE MONTHS ENDED            SIX MONTHS ENDED
                                                JUNE 30,                     JUNE 30,
OPERATING EXPENSES                          1999         1998           1999         1998
                                         ----------   ----------     ----------   ----------
  Accounting                             $   3,200    $       -      $   5,200    $   6,300
  Advertising                                  925            -          1,004            -
  Automobile                                 2,377        1,050          3,427        2,100
  Bad Debts                                      -            -              -          375
  Bank Charge                                  107            -            167            -
  Billing Service                                -          275              -          676
  Commissions                               12,779            -         26,501            -
  Consulting                                51,333        3,000         54,333        3,000
  Dues and Subscriptions                       115           66            181          126
  Education                                  1,000            -          1,000            -
  Freight                                    6,542        2,267          9,468        4,816
  Insurance                                  3,009        1,162          7,609        2,324
  Legal and Professional                     4,012        2,650          9,614        6,763
  Licenses & Regulatory Fees                   255           60            542          307
  Meals and Entertainment                    1,538           44          1,660           44
  Office Supplies                            1,095        4,427          1,744        7,229
  Payroll Taxes                              3,634        2,216          7,415        4,927
  Postage and Stationeries                   3,779        1,271          4,399        2,156
  Printing and Collateral                    5,941          285          7,370        1,068
  Rent and Lease                             2,289        2,725          5,873        5,228
  Sales Promotion & P.r.                     4,405            -          7,150            -
  Salaries and Wages                           840       17,438          1,510       34,108
  Shows and Exhibits                         2,305          693          4,055          693
  Supplies                                     500          583          1,024        2,442
  Taxes - Other                                 21            -             21          168
  Telephone                                  3,031        1,383          4,564        2,866
  Travel                                    18,770        2,021         25,367        3,440
  Utilities                                    172           34            365          287
                                         ----------   ----------     ----------   ----------

    Total Operating Expenses             $ 133,974    $  43,650      $ 191,563    $  91,443
                                         ==========   ==========     ==========   ==========


                                                                             F20

                         EYE DYNAMICS, INC. & SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                     Six Months Ended June 30, 1999 and 1998


                                                         1999           1998
                                                     ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss)                                  $   (93,271)   $   (66,760)
  Adjustments to reconcile net loss to net
   cash provided by operating activities
   Depreciation                                            1,264          1,168
   Issuance stock for consulting fee                      45,333              -
   (Increase) Decrease in:
      Accounts Receivable                                 31,340         25,538
      Inventories                                         (3,656)         4,708
      Deposits                                               306              -
   Increase (Decrease) in:
      Accounts Payable                                   (39,537)       (11,121)
      Accrued Expenses                                   (20,537)        38,112
                                                     ------------   ------------

NET CASH (USED) BY OPERATING ACTIVITIES                  (78,758)        (8,355)
                                                     ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Equipment                                        -         (1,903)
                                                     ------------   ------------

NET CASH (USED) BY INVESTING ACTIVITIES                        -         (1,903)
                                                     ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuing common stock                      93,750              -
  Deposits from Stockholders                              55,000
  Payments to Line of Credit                             (40,018)             -
                                                     ------------   ------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                108,732              -
                                                     ------------   ------------

NET INCREASE (DECREASE) IN CASH                           29,974        (10,258)

BEGINNING OF PERIOD                                       36,452          4,361
                                                     ------------   ------------

END OF PERIOD                                        $    66,426    $    (5,897)
                                                     ============   ============

SUPPLEMENTAL DISCLOSURES:
  Cash Paid During the Period for:
     Interest                                        $     1,464    $         0
                                                     ============   ============

     INCOME TAX                                      $     1,600    $         0
                                                     ============   ============

  Noncash investing and financing activities:
     The Company issued common stock for consulting fee of $45,333.

                                                                             F21

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Interim Information

In the Opinion of the management of Eye Dynamics, Inc. & Subsidiary (the Company), the accompanying unaudited consolidated financial statements include all normal adjustments considered necessary to present fairly the financial positions as of June 30, 1999, and the results of operations for the three months and six months ended June 30, 1999 and 1998, and cash flows for the six months ended June 30, 1999 and 1998. Interim results are not necessarily indicative of results for a full year.

The consolidated financial statements and notes are presented as permitted by Form 10-Q, and do not contain certain information included in the Company's audited consolidated financial statements and notes for the fiscal year ended December 31, 1998.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Oculokinetics, Inc. (a California corporation), after elimination of all material intercompany accounts and transactions.

Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of June 30, 1999, there were no cash equivalents.

The Company prepares its consolidated statements of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95.

                                                                             F22

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company has not established an allowance for doubtful accounts and does not use reserve method for recognizing bad debts. Bad debts are treated as direct write-offs in the period management determines that collection is not probable. Bad debt expense totalled $0 and $375 for six months ended June 30, 1999 and 1998, respectively.

Inventories

Costs incurred for materials, technology and shipping are capitalized as inventories and charged to cost of sales when revenue is recognized.

Inventories consist of finished goods and are stated at the lower of cost or market, using the first-in, first-out method.

Property and Equipment

Property and Equipment are valued at cost. Maintenance and repair costs are charged to expenses as incurred. Depreciation is computed on the straight-line method based on the estimated useful lives of the assets. Depreciation expense was $1,264 and $1,168 for 1999 and 1998, respectively.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company accounts income taxes in accordance with Financial Accounting standards Board Statement No. 109.


NOTE 2 - INVENTORIES

Inventories consisted of the following:
                                         June 30,    December 31,
                                           1999          1998
                                       ------------  ------------
  Finished Goods                       $    63,919   $    60,263
  Consigned for TESA                        51,250        51,250
                                       ------------  ------------
    Total                              $   115,169   $   111,513
                                       ============  ============

                                                                             F23

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - LINE OF CREDIT

In 1998, the Company established a $65,000 operating line of credit with Wells Fargo Bank at the bank's prime rate plus 2.75%. This line of credit is payable on demand and is secured by all assets of the Company. As of June 30, 1999, the balance due was $4,995.


NOTE 4 - NOTES PAYABLE
                                                June 30,       Dec.31,
                                                  1999          1998
                                              ------------  ------------
a.)Notes to Officers, interest at 10%,
   accrued semi-monthly; due 60 days
   after dates of notes; unsecured            $    23,470   $    23,470

b.)Notes to Others, interest at 12%,
   due on demand, unsecured                        10,000        10,000

c.)Note to TESA Corporation, interest at 7%
   payable on maturity date, March 31,
   1999; maturing 11% of gross revenues,
   collateralized by accounts receivable,
   inventories, patents and a licensing
   agreement                                      396,721       396,721
                                              ------------  ------------

Total                                             430,191       430,191

Less current maturities                           430,191       430,191
                                              ------------  ------------

Long-term debt, net                           $         0   $         0
                                              ============  ============


NOTE 5 - INCOME TAXES

The Company files separate federal and state income tax returns with its subsidiary.

Provision for income taxes in the consolidated statements of operations for six months ended June 30, 1999 and 1998 consist of $1,600 minimum state income taxes in each year, $800 for each corporation.

The Company has net operating loss carryforwards of $461,761 to reduce future taxable income. The subsidiary has NOL carryforwards of $1,479,644. To the extent not utilized, both carryforwards will begin to expire through 2012.

                                                                             F24

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - COMMON STOCK TRANSACTIONS

In April 1999, the Company issued common stock to a consultant in the amount of 45,333 shares for his service rendered.


NOTE 7 - STOCKS OPTIONS

In December, 1996, the Company granted 300,000 shares of stock purchase options to principals of Impairment Detection Services, Ltd., as compensation for rescission of Distributor and Preferred Manufacturer Agreements dated on March 8, 1996. The options are exercisable at $0.20 per share and expire on December 20, 1999.

In addition, the Company had 2,800,000 outstanding stock options at various exercise prices and expiration dates. A summary of options outstanding as of June 30, 1999 is shown as follows:

                 Exercise      No. of shares      Expiration
                  Price         Outstanding          Date
                ---------      -------------      ----------
                $.20               300,000          12/1999
                $.10               400,000           1/2000
                $.25             1,000,000          11/2001
                $.375            1,000,000          11/2001
                $.001              100,000          11/2001
                               -------------
                                 2,800,000
                               =============


NOTE 8 - EARNINGS (LOSS) PER SHARE

Earnings per share is based on the weighted average number of shares of common stock and common stock outstanding during the period. Earnings per share is computed using the treasury stock method. Had the Stock Options (See Note 6) been issued as of June 30, 1999, the Company's loss per share would have been $0.0069 and $.0075 for three and six months ended June 30, 1999, respectively.


NOTE 9 - LEASE COMMITMENTS

The Company leases its office facilities for $768 per month. The lease expires April 1999. Rent expense totaled $5,026 and $4,382 for 1999 and 1998, respectively.

The Company leases various office equipments at $141 per month which commence to expire in 1999.

                                                                             F25

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - LEASE COMMITMENTS (Continued)

As of June 30, 1999, the minimum commitments under these leases are $0.


NOTE 10 - GOING CONCERN

The accompanying consolidated financial statements are presented on the basis that the Companies are going concerns. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying consolidated financial statements, the Company incurred net losses of $93,271 for six months ended June 30, 1999, and as of that date, the Company had accumulated deficit of $3,027,406, a working capital deficiency of $560,616 and a deficit in net worth of $546,996.

Management is currently involved in active negotiations to obtain additional financing and actively increasing marketing efforts to increase revenues. The Company continued existence depends on its ability to meet its financing requirements and the success of its future operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                                             F26

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             EYE DYNAMICS, INC.
                                        ----------------------------------------
                                                     (Registrant)

Date:  Oct 6, 1999                      By: /s/ Charles E. Phillips
                                        ----------------------------------------
                                        CHARLES E. PHILLIPS, PRESIDENT